December 20, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention:	Ruairi Regan, Esq. Brigitte Lippmann, Esq.

Re:	BRIX REIT, Inc.— Post-Qualification Amendment on Form 1-A POS; File No. 024-10767

Acceleration Request:

Requested Date—December 23, 2019

Requested Time—4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, BRIX REIT, Inc. (the “Company”) hereby respectfully requests that the above-referenced amendment to the Company’s Offering Statement on Form 1-A POS (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Gregory W. Preston of Corporate Law Solutions, PC, counsel to the Company, to make such request on its behalf.

We request we be notified of the qualification of the Offering Statement by telephone call to Mr. Preston at (949) 760-0107.

If you have any questions or comments regarding this acceleration request, please direct them to Mr. Preston.

Very truly yours,

/s/ WILLIAM BROMS William Broms Chief Executive Officer BRIX REIT, Inc.

cc:	Gregory W. Preston, Esq.

Corporate Law Solutions, PC